UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

BRF S.A.
 (Name of Issuer)

Common Shares, no par value per share,
including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
 (CUSIP Number)

Celine Loh	Jimmy Teo Poh Leong
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	CUSIP number is for the American Depositary Shares of BRF S.A., each representing one Common Share.

SCHEDULE 13D

CUSIP No.: 10552T107		Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,154,937

	8	SHARED VOTING POWER
28,591,942

	9	SOLE DISPOSITIVE POWER
24,154,937

	10	SHARED DISPOSITIVE POWER
28,591,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,746,879

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.60% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
The percentages used herein are calculated based upon 799,005,245 Shares outstanding as of March 31, 2017, based on information disclosed by the Issuer in its annual report on Form 20-F filed April 26, 2017

SCHEDULE 13D

CUSIP No.: 10552T107		Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FIREFLIES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,971,869

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,971,869

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,971,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.50% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
The percentages used herein are calculated based upon 799,005,245 Shares outstanding as of March 31, 2017, based on information disclosed by the Issuer in its annual report on Form 20-F filed April 26, 2017

SCHEDULE 13D

Page 4 of 11 Pages

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the statement on Schedule 13D filed on January 29, 2014 (the “Original Schedule 13D”), as amended and supplemented by Amendment No.1 filed on March 04, 2014, and Amendment No. 2 filed on March 26, 2014, and Amendment No. 3 filed on March 3, 2016, Amendment No. 4 filed on July 15, 2016, and Amendment No. 5 filed on April 12, 2017 (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, collectively, the “Schedule 13D”) with respect to the Common Shares, no par value per share, (the “Shares”), including in the form of American Depositary Shares (“ADS”), of BRF S.A. (the “Issuer”), a foreign private issuer, as defined in Rule 3b-4 of the Act, whose principal executive offices are located at 1400 R. Hungria, 5th Floor, Jd América; 01455000; São Paulo – SP, Brazil.

Capitalized terms not defined in this Amendment No. 6 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed by each of GIC Private Limited (“GIC”) and Fireflies LLC (“Fireflies” and, together with GIC, the “Reporting Persons” or each, a “Reporting Person”).  GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves.  GIC is a private company limited by shares organized under the laws of the Republic of Singapore.  Fireflies is an investment holding company organized under the laws of the State of Delaware to undertake and transact in all kinds of investments. The principal business address for GIC is 168, Robinson Road, #37-01 Singapore 068912.  The principal business address for Fireflies is One Bush Street Suite 1100 San Francisco CA 94104 USA.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen
Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Deputy Prime Minister & Coordinating Minister for National Security	Singapore Citizen
Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister & Coordinating Minister for Economic & Social Policies	Singapore Citizen
Lim Hng Kiang	Ministry of Trade & Industry	Minister for Trade & Industry (Trade)	Singapore Citizen

SCHEDULE 13D

Page 5 of 11 Pages

100 High Street #10-01 The Treasury Singapore 179434
Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Minister for Finance	Singapore Citizen
Raymond Lim Siang Keat	3 Anson Road #23-01 Springleaf Tower	Chairman, APS Asset Management	Singapore Citizen
Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen
Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen
Chew Choon Seng	c/o 168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Chairman, Singapore Exchange Ltd	Singapore Citizen
Hsieh Fu Hua	80 Raffles Place #06-00 UOB Plaza 1 Singapore 048624	Chairman, UOB Group	Singapore Citizen

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen
Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen
S. Dhanabalan	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Member, Council of Presidential Advisers	Singapore Citizen
Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Office, GIC	Singapore Citizen
Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

SCHEDULE 13D

Page 6 of 11 Pages

(d) The Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

GIC is a fund manager and manages the reserves of the Government of Singapore (“GoS”).  As part of our portfolio investments, a total of  R$ 203,703.92 was paid to acquire the Shares, as reported in Exhibit H.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Investment Advisor and general partner of the Special Purpose Fund agreed to the withdrawal of Fireflies from the Special Purpose Fund upon Fireflies’ request, and to the dissolution of the Special Purpose Fund.  The withdrawal of Fireflies from the Special Purpose Fund was effected by a distribution of Shares in kind from the Special Purpose Fund to Fireflies, which distribution was required to take place no later than the fifth business day after the earlier of (i) the Issuer’s Annual General Meeting of 2017 which occurred on April 26, 2017 and (ii) April 30, 2017. In connection with such withdrawal and dissolution, on May 4, 2017, Fireflies received an in-kind distribution of an aggregate of 19,971,869 Shares.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a, b) The aggregate number of Shares, including those held in the form of ADS, and the percentage of total outstanding Shares beneficially owned by each Reporting Person as of May 3, 2017 is set forth below:

Reporting Person	Number of Shares Beneficially Owned[1]	Percentage of Outstanding Shares	Number of Outstanding Shares[2]
GIC	52,746,879	6.60%	799,005,245
Fireflies	19,971,869	2.50%	799,005,245

1. Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any securities managed on

SCHEDULE 13D

Page 7 of 11 Pages

behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of the 24,154,937 Shares (including in the form of ADS) beneficially owned by it.   GIC shares the power to vote and dispose of  8,620,073 Shares (including in the form of ADS) beneficially owned by it with the Monetary Authority of Singapore (“MAS”).  GIC and Fireflies share the power to vote and dispose of 19,971,869 Shares directly owned by Fireflies.  GIC, GoS, MAS and Fireflies disclaim membership in a group.

2. The percentages used herein are calculated based upon 799,005,245 Shares outstanding as of March 31, 2017, based on information disclosed by the Issuer in its annual report on Form 20-F filed April 26, 2017.

(c)  The response to Item 4 is incorporated by reference herein.  In addition, the trading dates, number of Shares or ADS acquired and disposed of, price per Share or ADS, and how the transactions were effected for any other transactions in the Shares or ADS by the Reporting Persons since Amendment No. 5, filed on April 12, 2017, is set forth in Exhibit H.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The response to Item 4 is incorporated by reference herein

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit G:  Joint Filing Agreement, dated May 4, 2017, entered into by GIC Private Limited and Fireflies LLC

Exhibit H:  Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh
Name:	Celine Loh
Title:	Senior Vice President

By:	/s/ Jimmy Teo Poh Leong
Name:	Jimmy Teo Poh Leong
Title:	Senior Vice President

FIREFLIES LLC

By:	/s/ R. Eric Wilmes
Name:	R. Eric Wilmes
Title:	Manager

May 4, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 11 Pages

EXHIBIT G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of BRF S.A., and further agrees that this Joint Filing Agreement be included as an exhibit to such filings. As contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

[Signature page follows]

SCHEDULE 13D

Page 10 of 11 Pages

IN WITNESS WHEREOF, each of the undersigned hereby executes this Joint Filing Agreement this 4th day of May, 2017.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh
Name:	Celine Loh
Title:	Senior Vice President

By:	/s/ Jimmy Teo Poh Leong
Name:	Jimmy Teo Poh Leong
Title:	Senior Vice President

FIREFLIES LLC

By:	/s/ R. Eric Wilmes
Name:	R. Eric Wilmes
Title:	Manager

SCHEDULE 13D

Page 11 of 11 Pages

EXHIBIT H
SCHEDULE OF TRANSACTIONS
The following transactions were effected by GIC in the open market through a broker.
Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in USD)
18 Apr 17	BRF SA-ADR	SELL	(5,495)	$ 12.976464
18 Apr 17	BRF SA-ADR	SELL	(4,065)	$ 12.976464
19 Apr 17	BRF SA-ADR	SELL	(2,741)	$ 13.000135
19 Apr 17	BRF SA-ADR	SELL	(959)	$ 13.000135
24 Apr 17	BRF SA-ADR	SELL	(26,239)	$ 13.028253
24 Apr 17	BRF SA-ADR	SELL	(9,174)	$ 13.028253
25 Apr 17	BRF SA-ADR	SELL	(2,420)	$ 12.555719
28 Apr 17	BRF SA-ADR	SELL	(82,608)	$ 12.33062
28 Apr 17	BRF SA-ADR	SELL	(23,391)	$ 12.33062
02 May 17	BRF SA-ADR	SELL	(105,343)	$ 13.044302
02 May 17	BRF SA-ADR	SELL	(34,263)	$ 13.044302
03 May 17	BRF SA-ADR	SELL	(28,100)	$ 13.276027

Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in BRL)
18 Apr 17	BRF SA	SELL	(925)	R$ 40.472745
18 Apr 17	BRF SA	SELL	(73)	R$ 40.472745
25 Apr 17	BRF SA	SELL	(407)	R$ 39.856069
28 Apr 17	BRF SA	BUY	5,159	R$ 39.448666